UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FATE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

31189P102

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Fl. Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31189P102	Page [•] of [•]

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,791,557* shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Amir Nashat (“Nashat”), a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,791,557* shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Nashat, a member of PVM V, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,791,557*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Information reported as of December 19, 2018.

CUSIP No. 31189P102	Page [•] of [•]

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

34,917* shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Nashat, a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

34,917* shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,917*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 31189P102	Page [•] of [•]

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

12,271* shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

12,271* shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,271*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 31189P102	Page [•] of [•]

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ((a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

17,915* shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

17,915* shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,915*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 31189P102	Page [•] of [•]

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,856,660* shares, of which 1,791,557 shares are directly owned by PVP V, 34,917 shares are directly owned by PVPE V, 12,271 shares are directly owned by PVPFF V and 17,915 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote theses shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,856,660* shares, of which 1,791,557 shares are directly owned by PVP V, 34,917 shares are directly owned by PVPE V, 12,271 shares are directly owned by PVPFF V and 17,915 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,660*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%*
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 31189P102	Page [•] of [•]

1.	Names of Reporting Persons. Jonathan A. Flint (“Flint”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,856,660* shares, of which 1,791,557 shares are directly owned by PVP V, 34,917 shares are directly owned by PVPE V, 12,271 shares are directly owned by PVPFF V and 17,915 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,856,660* shares, of which 1,791,557 shares are directly owned by PVP V, 34,917 shares are directly owned by PVPE V, 12,271 shares are directly owned by PVPFF V and 17,915 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,660*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%*
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31189P102	Page [•] of [•]

1.	Names of Reporting Persons. Terrance G. McGuire (“McGuire”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,856,660* shares, of which 1,791,557 shares are directly owned by PVP V, 34,917 shares are directly owned by PVPE V, 12,271 shares are directly owned by PVPFF V and 17,915 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,856,660* shares, of which 1,791,557 shares are directly owned by PVP V, 34,917 shares are directly owned by PVPE V, 12,271 shares are directly owned by PVPFF V and 17,915 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,660*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%*
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31189P102	Page [•] of [•]

1.	Names of Reporting Persons. Amir Nashat (“Nashat”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,926,660* shares, of which 70,000 shares represent underlying Common Stock pursuant to options issued to Nashat and exercisable within 60 days, 1,791,557 shares are directly owned by PVP V, 34,917 shares are directly owned by PVPE V, 12,271 shares are directly owned by PVPFF V, 17,915 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,926,660* shares, of which 70,000 shares represent underlying Common Stock pursuant to options issued to Nashat and exercisable within 60 days, 1,791,557 shares are directly owned by PVP V, 34,917 shares are directly owned by PVPE V, 12,271 shares are directly owned by PVPFF V, 17,915 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and McGuire, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,926,660*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%*
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31189P102	Page [•] of [•]

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Fate Therapeutics, Inc. (the “Issuer”), by the Reporting Persons as of December 19, 2018. This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on September 30, 2013 (the “Schedule 13D”). Only those items that are hereby reported are amended as of December 19, 2018; all other items remain unchanged. This Amendment No. 1 is being filed by PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, Flint, McGuire and Nashat (collectively, the “Reporting Persons”).

Item 2. Identity and Background.

(b)-(c) The principal business address of each of the Reporting Persons is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, Massachusetts, 02210.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 64,602,900 shares of the Issuer’s Common Stock outstanding as reported on the Issuer’s Registration Statement on Form S-3 and filed with the United States Securities and Exchange Commission on November 21, 2018 (File No. 333-228513).

(a) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

CUSIP No. 31189P102	Page [•] of [•]

As of December 19, 2018, PVP V directly beneficially owns 1,791,557 shares of Common Stock, or approximately 2.8% of the Common Stock outstanding. PVPE V directly beneficially owns 34,917 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPFF V directly beneficially owns 12,271 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVPSFF V directly beneficially owns 17,915 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V which aggregately represents approximately 2.9% of the Common Stock outstanding. Each of Flint, McGuire and Nashat, in their respective capacities with respect to PVM V, may be deemed to indirectly beneficially own the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V. Each of PVM, Flint, McGuire and Nashat disclaim beneficial ownership of the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V and this report shall not be deemed an admission that any of them is the beneficial owner of such securities for any purpose, except to the extent of their respective pecuniary interests therein. In addition to the foregoing, Nashat owns 70,000 shares representing underlying Common Stock pursuant to options issued to Nashat and exercisable within 60 days of December 19, 2018, or approximately 0.0% of the Common Stock outstanding.

(c) Except as described in this statement and below, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to December 19, 2018.

On December 11, 2018, in a series of transactions:

PVP V sold 79,634 shares of Common Stock at a weighted average price of $16.7117.

PVPE V sold 1,552 shares of Common Stock at a weighted average price of $16.7117.

PVPFF V sold 546 shares of Common Stock at a weighted average price of $16.7117.

PVPSFF V sold 796 shares of Common Stock at a weighted average price of $16.7117.

On December 12, 2018, in a series of transactions:

PVP V sold 410,097 shares of Common Stock at a weighted average price of $16.7828.

PVPE V sold 7,993 shares of Common Stock at a weighted average price of $16.7828.

PVPFF V sold 2,809 shares of Common Stock at a weighted average price of $16.7828.

PVPSFF V sold 4,101 shares of Common Stock at a weighted average price of $16.7828.

On December 13, 2018, in a series of transactions:

PVP V sold 17,164 shares of Common Stock at a weighted average price of $16.6721.

PVPE V sold 334 shares of Common Stock at a weighted average price of $16.6721.

PVPFF V sold 118 shares of Common Stock at a weighted average price of $16.6721.

PVPSFF V sold 172 shares of Common Stock at a weighted average price of $16.6721.

On December 19, 2018, in a series of transactions:

PVP V sold 88,012 shares of Common Stock at a weighted average price of $13.4041.

PVPE V sold 1,715 shares of Common Stock at a weighted average price of $13.4041.

PVPFF V sold 603 shares of Common Stock at a weighted average price of $13.4041.

PVPSFF V sold 880 shares of Common Stock at a weighted average price of $13.4041.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer prior to the transactions triggering the filing of this Amendment due to a change in the aggregate number of shares of Common Stock of the Issuer outstanding.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP No. 31189P102	Page [•] of [•]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2018

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By: *
Jonathan A. Flint

TERRANCE G. MCGUIRE

By: *
Terrance G. McGuire

AMIR NASHAT

By: *
Amir Nashat

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

[This Exhibit A to Schedule 13D Amendment No. 1 was executed pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]